Exhibit 99.2

ProQR Therapeutics N.V. Press Release November 14, 2016

FINAL – FOR RELEASE

ProQR Announces Results for the Third Quarter of 2016

LEIDEN, the Netherlands, November 14, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced results for the third quarter of 2016.

“This quarter we completed our QR-010 nasal potential difference study and in October, we reported positive results from this study in homozygous ΔF508 patients. The outcomes were both statistically significant and clinically meaningful, marking an important step for about half of the global CF population.” said Daniel de Boer, Chief Executive Officer of ProQR “I’m proud of the team that has designed and executed this study in the most rigorous way leading to robust clinical proof of concept in the early phase of our development program. I also want to thank the patients that participated, and the clinical investigators that supported this unique and important trial”.

Financial Highlights

At September 30, 2016, ProQR held cash and cash equivalents of €64.9 million, compared to €76.3million at June 30, 2016. Net cash used in operating activities during the three month period ended September 30, 2016 was €10.8 million, compared to €6.3 million for the same period last year.

Research and development costs increased to €8.3 million for the quarter ended September 30, 2016 from €6.0 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities for our clinical studies, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of our pipeline, which included clinical development of QR-010 for CF, preparations for the start of the first clinical trial of QR-110 for LCA10, and preclinical development activities of QR-313 for epidermolysis bullosa.

General and administrative costs increased to €2.0 million for the quarter ended September 30, 2016 from €1.5 million for the same period last year, primarily due to increased investments in our facilities and our support organization.

Net result for the three month period ended September 30, 2016 was a €10.1 million loss or €0.43 per share, compared to a €6.3 million loss or €0.27 per share for the same period last year. For further financial information for the period ending September 30, 2016, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	In July 2016, QR-010 received a Fast Track designation by the US Food and Drug Administration (FDA). Drugs that are under development for serious conditions and have the potential to fulfill an unmet medical need can receive this designation. It was established with the intention to bring promising drugs to patients sooner by facilitating the development with more frequent FDA interactions and expediting the review process.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com

•	During the 12th Annual Meeting of the Oligonucleotide Therapeutics Society (OTS) September 25 – 28, 2016 the company presented a poster titled: ‘QR-010 Restores CFTR Function in Models of ΔF508 mediated Cystic Fibrosis’. The poster summarized some of the exciting pre-clinical work published earlier and new data showing that repeated nebulization of QR-010 did not change the diffusion speed of QR-010 in in vitro models of CF-like mucus. The poster also featured new data showing that QR-010 was stable in the presence of clinically relevant levels of several CF standard-of-care therapies.

•	During OTS, the company also presented a poster titled ‘QR-110 Treatment for Leber’s Congenital Amaurosis Type 10 due to the p.Cys998X Mutation in CEP290’. This data shows that QR-110 can restore CEP290 mRNA and protein levels in primary LCA10 compound heterozygous patient cells and homozygous optic cups in a dose dependent manner. Based on this data, and other extensive preclinical work, the company plans to start a first-in-human study in adult and pediatric subjects in the first half of 2017.

•	This quarter, the company advanced QR-313 (previously named QRX-313) into pre-clinical development for the treatment of dystrophic epidermolysis bullosa (DEB). QR-313 is an RNA oligonucleotide designed to induce the exclusion of a part of the COL7A1 RNA (exon skipping) that contains a disease causing mutation with the aim to restore functional collagen type VII (C7) protein and with that the anchoring fibrils that bind the layers of skin together. The clinical program for QR-313 is expected to start in 2018.

Subsequent events

•	During the North American Cystic Fibrosis conference (NACFC) October 26 – 29, 2016 the company presented positive results from PQ-010-002, a proof-of-concept study demonstrating that QR-010 restores CFTR function in patients homozygous for ΔF508. CFTR is the protein channel that is defective in patients with CF, and presence or absence of function of CFTR can be measured with the nasal potential difference (NPD) assay. Following 4 weeks of topical therapy, QR-010 improved the CFTR-mediated total chloride response, a direct measure of CFTR function. QR-010 also restored other indicators of CFTR function. In subjects that were compound heterozygous for the ΔF508 mutation, no meaningful difference was measured. QR-010 was observed to be safe and well-tolerated in all subjects.

•	During NACFC the company also announced that clinical study PQ-010-001 completed all four single-dose cohorts and blinded safety data from all cohorts was shared. PQ-010-001 is a placebo-controlled Phase 1b study in subjects with CF homozygous for ΔF508. QR-010 was observed to be safe and well-tolerated in all cohorts. The multiple dose cohorts in this study are ongoing and topline safety, tolerability and exploratory efficacy data from this study are expected in mid-2017.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma

GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce truncated but functional C7 protein and thereby restores functionality of the anchoring fibrils.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, and the clinical development and the therapeutic potential thereof, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our innovation pipeline, statements regarding release of clinical data, and statements regarding the Horizon 2020 program. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com